Exhibit 99.1

IXOS SOFTWARE AG
Sarbanes-Oxley Act Section 906 Certification
Certification of Executive Officers

     Pursuant to 18 U.S.C. §1350 as created by Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of IXOS SOFTWARE AG (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i)	the Annual Report on Form 20-F of the company for the fiscal year ended June 30, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

Date:	June 30, 2003	/s/ ROBERT HOOG

Name: Robert Hoog Title: Chief Executive Officer

Date:	June 30, 2003	/s/ PETER RAU

Name: Peter Rau Title: Chief Financial Officer

     The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 as created by Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.